AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 2009

REGISTRATION NO. 333-159043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TAT TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Israel	3724	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 80
Gedera 70750, Israel, Tel:  972-8-862-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Robert Koch
1031 East Mountain Street, Building 320
Kernersville, North Carolina 27824, Tel:  (336) 776-6360

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Aya Ben David 85 Medinat Hayehudim Herzelya, Israel 46140 972-9-970-1801	Stephen W. Rubin, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036, (212) 969-3000

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

EXPLANATORY NOTE: FILING OF EXHIBITS

On April 7, 2009, TAT Technologies Ltd. or TAT, filed a registration statement on Form F-4 (Registration No. 333-159043) (the “Registration Statement”) to register the offering of 2,520,744 of its ordinary shares.  On June 8, 2009, the registration statement became effective.  TAT is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) under the Securities Act to add certain exhibits to the registration statement.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description of Document

5.1	Opinion of Shimonov, Rozenbuch & Co. regarding the legality of the securities being registered

23.3	Consent of Shimonov, Rozenbuch & Co. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 10, 2009.

By:	/s/ Shmuel Fledel
Dr. Shmuel Fledel
Chief Executive Officer